SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. ___________)*

Heliogen, Inc.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

42329E105

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Exhibit Index on Page 9

CUSIP # 42329E105	Page 2 of 10

1	NAME OF REPORTING PERSONS NeoTribe Ventures I, L.P. (“NTV I”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
23,471,588 shares, except that NeoTribe Partners I, LLC (“NTP I”), the general partner of NTV I, may be deemed to have sole power to vote these shares, and Krishna Kolluri (“Kolluri”), the managing member of NTP I, may be deemed to have sole power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

23,471,588 shares, except that NTP I, the general partner of NTV I, may be deemed to have sole power to dispose of these shares, and Kolluri, the managing member of NTP I, may be deemed to have sole power to dispose of these shares.

8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	23,471,588
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	12.8%
12	TYPE OF REPORTING PERSON	PN

CUSIP # 42329E105	Page 3 of 10

1	NAME OF REPORTING PERSONS NeoTribe Associates I, L.P. (“NTA I”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
945,742 shares, except that NeoTribe Partners I, LLC (“NTP I”), the general partner of NTA I, may be deemed to have sole power to vote these shares, and Krishna Kolluri (“Kolluri”), the managing member of NTP I, may be deemed to have sole power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

945,742 shares, except that NTP I, the general partner of NTA I, may be deemed to have sole power to dispose of these shares, and Kolluri, the managing member of NTP I, may be deemed to have sole power to dispose of these shares.

8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	945,742
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.5%
12	TYPE OF REPORTING PERSON	PN

CUSIP # 42329E105	Page 4 of 10

1	NAME OF REPORTING PERSONS NeoTribe Partners I, LLC (“NTP I”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
24,417,330 shares, of which 23,471,588 shares are directly owned by NeoTribe Ventures I, L.P. (“NTV I”) and 945,742 shares are directly owned by NeoTribe Associates I, L.P. (“NTA I”). NTP I, the general partner of NTV I and NTA I, may be deemed to have sole power to vote these shares, and Kolluri, the managing member of NTP I, may be deemed to have sole power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
24,417,330 shares, of which 23,471,588 shares are directly owned by NTV I and 945,742 shares are directly owned by NTA I. NTP I, the general partner of NTV I and NTA I, may be deemed to have sole power to dispose of these shares, and Kolluri, the managing member of NTP I, may be deemed to have sole power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	24,417,330
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	13.3%
12	TYPE OF REPORTING PERSON	OO

CUSIP # 42329E105	Page 5 of 10

1	NAME OF REPORTING PERSONS Krishna Kolluri (“Kolluri”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
24,417,330 shares, of which 23,471,588 shares are directly owned by NeoTribe Ventures I, L.P. (“NTV I”) and 945,742 shares are directly owned by NeoTribe Associates I, L.P. (“NTA I”). Kolluri is the managing member of NeoTribe Partners I, LLC (“NTP I”), which is the general partner of NTV I and NTA I. Kolluri may be deemed to have sole power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
24,417,330 shares, of which 23,471,588 shares are directly owned by NTV I and 945,742 shares are directly owned by NTA I. Kolluri is the managing member of NTP I, which is the general partner of NTV I and NTA I. Kolluri may be deemed to have sole power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	24,417,330
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	13.3%
12	TYPE OF REPORTING PERSON	IN

CUSIP # 42329E105	Page 6 of 10

ITEM 1(A).	NAME OF ISSUER

Heliogen, Inc. (the “Issuer”)

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES 130 W Union St. Pasadena, CA 91103

ITEM 2(A).	NAME OF PERSONS FILING

This Schedule is filed by NeoTribe Ventures I, L.P., a Delaware limited partnership (“NTV I”), NeoTribe Associates I, L.P., a Delaware limited partnership (“NTA I”), NeoTribe Partners I, LLC, a Delaware limited liability company (“NTP I”), and Krishna Kolluri (“Kolluri”). The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

c/o NeoTribe Management Company, LLC

2744 Sand Hill Rd, #150
Menlo Park, CA 94205

ITEM 2(C).	CITIZENSHIP See Row 4 of cover page for each Reporting Person.

ITEM 2(D).	TITLE OF CLASS OF SECURITIES Common Stock, par value $0.0001

ITEM 2(E)	CUSIP NUMBER 42329E105

ITEM 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not applicable.

CUSIP # 42329E105	Page 7 of 10

ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this Statement is provided as of December 31, 2021:

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class: See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreements of NTV I and NTA I and the limited liability company agreement of NTP I, the partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from the sale of, shares of the Issuer directly or indirectly owned by each such entity of which they are a partner or member.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP. Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP. Not applicable

ITEM 10.	CERTIFICATION. Not applicable

CUSIP # 42329E105	Page 8 of 10

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

NEOTRIBE VENTURES I, L.P.

By:	NEOTRIBE PARTNERS I, LLC
Its:	General Partner

By:	/s/ Krishna Kolluri
Name:	Krishna Kolluri
Title:	Managing Member

NEOTRIBE ASSOCIATES I, L.P.

By:	NEOTRIBE PARTNERS I, LLC
Its:	General Partner

By:	/s/ Krishna Kolluri
Name:	Krishna Kolluri
Title:	Managing Member

NEOTRIBE PARTNERS I, LLC

By:	/s/ Krishna Kolluri
Name:	Krishna Kolluri
Title:	Managing Member

KRISHNA KOLLURI

By:	/s/ Krishna Kolluri
Name:	Krishna Kolluri

CUSIP # 42329E105	Page 9 of 10

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page
Exhibit A: Agreement of Joint Filing	11

CUSIP # 42329E105	Page 10 of 10

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of the Issuer shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: February 14, 2022

NEOTRIBE VENTURES I, L.P.

By:	NEOTRIBE PARTNERS I, LLC
Its:	General Partner

By:	/s/ Krishna Kolluri
Name:	Krishna Kolluri
Title:	Managing Member

NEOTRIBE ASSOCIATES I, L.P.

By:	NEOTRIBE PARTNERS I, LLC
Its:	General Partner

By:	/s/ Krishna Kolluri
Name:	Krishna Kolluri
Title:	Managing Member

NEOTRIBE PARTNERS I, LLC

By:	/s/ Krishna Kolluri
Name:	Krishna Kolluri
Title:	Managing Member

KRISHNA KOLLURI

By:	/s/ Krishna Kolluri
Name:	Krishna Kolluri